SilverCrest Summarizes Successful 2017 And Provides Outlook For 2018

Vancouver, British Columbia--(Newsfile Corp. - January 22, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to present a summary of its 2017 results and 2018 outlook for its Las Chispas Property ("Las Chispas") located in Sonora, Mexico.

N. Eric Fier, CPG, P.Eng and CEO, remarked: "2017 was a very successful year for SilverCrest with multiple high-grade discoveries at Las Chispas. We have now drilled over 40,000 metres in the district with our current focus on increasing the high-grade footprints of the Babicanora, Las Chispas, and Giovanni veins in preparation for the upcoming maiden resource in Q1. The Babicanora Vein will be the largest contributor to the resource with an impressive high-grade precious metal footprint of over 1.0 kilometre in strike length. Even with our aggressive exploration program in 2017, we have only partially drill-tested 3.5 kilometres of the known 12 cumulative kilometres (19 epithermal veins) in known vein strike length. After the announcement of the maiden resource in Q1 2018, we hope to continue to add value through further in-fill and expansion drilling, complete an updated resource in H2 of this year, and complete a Preliminary Economic Assessment (PEA) in H2 as well. Lastly, I would like to thank all of our shareholders and communities for their continuing support and we are looking forward to another exciting year for the Company."

2017 Highlights & Discoveries to Date:

In 2017, SilverCrest drilled 32,822 metres in 125 drill holes at Las Chispas. Up to the end of 2017, the Company has drilled a total of 41,418 metres in 157 drill holes. The Las Chispas database now consists of 293 drill hole intercepts, above a 150 grams per tonne ("gpt") silver equivalent ("AqEq", based on 75 (Ag):1 (Au) and 100% metallurgical recovery) cutoff, with an weighted average grade of 908 gpt AgEq and "uncomposited" length of 0.9 metres. Drilling has resulted in multiple discoveries and demonstrated strong vein continuity of high-grade mineralization along strike and to depth (see attached Figures). The discoveries and achievements are highlighted below, with a summary of the 15 most significant drill intercepts following these bullet points.

•

Babicanora Vein: Drilling suggests an estimated true width of 3.0 to 3.5 metres, a high-grade footprint length of over 1.0 kilometre and a precious metals zone of 125 to 175 metres high. Numerous bonanza grade drill-intercepts were encountered and the vein remains open along strike and to depth. Hole BA17-51 intercepted 3.1 metres grading 40.45 gpt Au and 5,375.2 gpt Ag (or 8,409 gpt AgEq). This hole, along with others in the area, have discovered a bonanza grade zone which is now called “Area 51”. Area 51 is currently 250 metres along vein strike, approximate 100 metres high with an average true width of 2.8 metres and open. The average uncut grade from five drill holes previously reported in Area 51 is 17.74 gpt Au and 1,894.0 gpt Ag (or 3,225 gpt AgEq).

•

Babicanora Footwall (FW) Vein: Drilling suggests an estimated true width of 1.5 metres with a strike length of 1.0 kilometre. High-grade intercepts have been encountered in this vein, which lies within 20 to 30 metres off the main Babicanora Vein.

•

Giovanni Vein: Subparallel to the Las Chispas Vein with only minor historic workings. The vein has an estimated true width of 2.0 metres with high-grade drill-intercepts over a 250 metre strike length to a depth of 200 metres from surface. The vein remains open along strike and to depth.

•

La Blanquita Vein: A possible Giovanni extension, the vein is located approximately 500 metres along a south strike from Giovanni. High grade mineralization was intersected in holes LC17-60 (2.1 metres grading 641 gpt AgEq) and LC17-61 (1.6 metres grading 695 gpt AgEq).

•

Las Chispas Vein: Underground workings at the Las Chispas Vein are extensive, with over 10 of the known 11.5 kilometres rehabilitated by the Company. Ground conditions are excellent and several high-grade pillars remain intact and readily accessible. Drilling results (for example, hole LC17-45 that intercepted 1.9 metres grading 8,803 gpt AgEq) and systematic underground channel sampling of these pillars and surrounding area show accessible intact bonanza grade mineralization (see attached Figures).

•

Granaditas and Amethyst Veins: Two holes intersected the Granaditas Vein over 0.5 to 1.7 metres in true widths, returning grades of 174 to 462 gpt AgEq and anomalous grades of base metals. Drilling the Amethyst Vein intersected near surface high-grade mineralization approximately 200 metres southwest of the Babicanora Vein with one intersection returning 2.0 metres of 307 gpt AgEq.

•

Tajo Chico Vein: The Tajo Chico Vein is a high-grade splay of the Las Chispas Vein and underground drilling intercepted the unmined high-grade extension returning 6.3 metres grading of 1.97 gpt Au and 241.4 gpt Ag (or 389 gpt AgEq) from LCU17-04.

•

Historic Dumps: The Company commenced testing of historical dumps (est. 150,000 to 200,000 tonnes) in the district through a program of trenching, auger drilling, grab samples, and survey. SilverCrest expects to finish the testing program in early 2018 for inclusion in the maiden resource estimate.

•

High initial metallurgical recoveries: Based on the same CCD-Merrill Crowe plant specifications at the nearby Santa Elena Mine (25 kilometres south of Las Chispas), SilverCrest tested representative composited materials with an average head grade of 3.81 gpt Au and 350.3 gpt Ag (or 636 gpt AgEq) which showed 98.9% recoveries for gold and 86.6% recoveries for silver.

•

Secured surface rights and access to Las Chispas: With the purchase of a 2,500-hectare ranch, the Company now owns approximately 50% of the surface rights for the Las Chispas. The remaining surface rights are secured under 20 year leases with a nominal annual fee.

Las Chispas Project - Top 15 Composited Drill Intercepts, uncut undiluted

Hole	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	AgEq gpt	AgEq oz/t	Area/Vein
BA17-51	265.9	269.2	3.1	40.45	5,375.2	8,409	245	Babicanora
LC17-45	159.6	161.9	1.9	50.56	5,018.8	8,803	257	Las Chispas
BA17-43	324.4	328.0	3.2	26.95	1,493.6	3,515	103	Babicanora
LC17-72	115.0	119.0	4.0	18.61	696.2	2,092	61	Las Chispas
BA17-46	6.5	8.1	1.2	54.20	2,020.7	6,086	178	Babicanora
BA17-49	324.3	326.5	2.0	18.20	1,791.4	3,158	92	Babicanora
UB17-05	7.7	14.5	6.1	4.84	383.0	746	22	Babicanora
LC17-65	243.0	244.5	1.5	13.22	2,006.7	2,999	87	Las Chispas
LC16-05	167.0	172.0	4.6	4.56	621.0	963	28	Las Chispas
BA17-47	268.5	272.0	3.2	4.96	859.1	1,231	36	Babicanora
UB17-09	70.2	77.8	7.6	4.08	196.1	502	15	Babicanora
LC16-08	171.0	182.0	7.2	2.41	311.5	492	14	Las Chispas
BA17-31	313.7	317.5	3.8	5.65	451.5	875	26	Babicanora
LC17-68	106.0	108.0	2.0	5.85	1,191.5	1,630	48	Las Chispas
BA17-33	225.7	228.9	3.1	5.08	570.5	951	28	Babicanora
WAG			3.6	12.24	1,106.8	2,025	59

Note: The 15 composited drill intercepts listed above are a subset of 293 uncomposited intercepts with a weighted average grade of 5.1 gpt Au and 525.3 pgt Ag or 908 gpt AgEq* (uncut, undiluted) over and average width of 0.9m.

*AgEq based on 75 (Ag): 1(Au) and 100% metallurgical recovery.

2018 Outlook:

•

Maiden Resource Estimate Q1 2018: Targeting the release of a maiden resource estimate in Q1 2018, it will consist of at least five of the 19 known veins at Las Chispas; the Babicanora, Babicanora FW, Giovanni, Las Chispas, and William Tell veins. The historic dumps will also be included in the estimate.

•

District Scale Potential: 19 epithermal veins confirmed to date in the Las Chispas district, nine of which have been partially drilled. All nine veins drill-intercepted high-grade (>600 gpt AgEq) silver-gold mineralization. To date, SilverCrest has traced 12 kilometres of cumulative vein strike length of which 3.5 kilometres have been partially drilled. With further success, additional drilling will be completed for most of the year.

•

Babicanora Vein and Area is 2018 focus: drill-tested over 1.0 kilometre of vein strike length with a surface strike length of 3.2 kilometres. The Company will continue to focus drilling on the Babicanora Vein to fully test the strike length and depth. With continued success on expanding the high-grade footprint of the Babicanora Vein to the southeast and at depth, the Company may consider constructing a 500 to 700 metres long decline in 2018. The decline would intercept the bonanza grade zone in Area 51 for direct testing and improve access to provide a platform for shorter infill and expansion drill holes.

•

New vein discoveries: 10 of the 19 veins identified on the Las Chispas district have yet to be drill-tested. In H1 2018, besides further expansion of veins with imminent resources, SilverCrest plans to drill-test the Amethyst, Babi Sur and La Victoria veins, as well as the Las Chispas Vein extension to the southeast.

•

Bulk Sample: The Company is permitted for a 100,000 tonne bulk sample to be processed off-site. Discussions will continue with surrounding mines in 2018 for a possible bulk sample from Las Chispas to assist with economic studies and potential early cash flow.

•	Environmental and Hydrology baseline studies: With a successful maiden resource, studies will be initiated for longer-term permitting requirements.
•	Updated resource and PEA H2 2018: During H1, 2018, SilverCrest plans to drill an additional 10,000 to 15,000 metres, focusing on a planned update resource and completed PEA in H2 2018.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an initial resource estimate, preliminary economic assessment and updated resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

Figure 1

To view an enhanced version of Figure 1, please visit:
http://orders.newsfilecorp.com/files/1467/32191_fig1_en.jpg

Figure 2

To view an enhanced version of Figure 2, please visit:
http://orders.newsfilecorp.com/files/1467/32191_fig2_en.jpg

Figure 3

To view an enhanced version of Figure 3, please visit:
http://orders.newsfilecorp.com/files/1467/32191_fig3_en.jpg

Figure 4

To view an enhanced version of Figure 4, please visit:
http://orders.newsfilecorp.com/files/1467/32191_fig4_en.jpg

To view an enhanced version of Figure 5, please visit:
http://orders.newsfilecorp.com/files/1467/32191_fig5_en.jpg